UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

21 JANUARY 2003

United Utilities PLC
(Names of Registrants)

Dawson House
Great Sankey, Warrington,
Cheshire, England, WA5 3LW
(Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F .......x...... Form 40-F ................

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .................. No .........x........

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

......................N/A.......................

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United Utilities PLC Key Dates

United Utilities will announce its preliminary results for the year ended 31 March 2003 on Thursday 22 May 2003. Key dates following the announcement of the preliminary results are:

Ex-dividend date for 2002/03 final dividend 25 June 2003

Record date for 2002/03 final dividend 27 June 2003

Annual General Meeting 30 July 2003

Payment of 2002/03 final dividend to shareholders 29 August 2003

Further information:

Simon Bielecki Investor Relations 01925 237000

Tim Rayner Company Secretary 01925 237000

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United Utilities’ ordinary shares trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol "UU".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

United Utilities PLC

Date: 28 JANUARY, 2003

By Paul Davies

Paul Davies

Assistant Group Secretary
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